GENERATION ASIA I ACQUISITION LIMITED

October 2, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer O'Brien and Craig Arakawa

VIA EDGAR

Re:	Generation Asia I Acquisition Limited
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 24, 2023
File No. 001-41239

Ladies and Gentlemen:

Generation Asia I Acquisition Limited (the “Company”), hereby submits its response to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, by the letter dated September 19, 2023 (the “Comment Letter”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference. The responses and information described below are based upon information available to the Company.

Form 10-K for Fiscal Year Ended December 31, 2022

Comment 1. We partially reissue comment 1. We note that you have an executive office located in Hong Kong and the SPAC Sponsor is based in Hong Kong. Both CF Disclosure Guidance: Topic No. 10 (November 23, 2020) and the Sample Letter to China-Based Companies (December 20, 2021) indicate that a China-based issuer is a company based in China or Hong Kong. Refer also to Items 1 and 2 preceding the Sample Letter dated December 20, 2021 regarding the Division’s view for disclosures by Special Purpose Acquisition Company’s with sponsors based in China, executive offices in China, etc. Please disclose that you are a China-based issuer prominently in the introduction to the business section. Your disclosure also should describe the legal and operational risks associated with being based in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has, or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Provide a cross-reference to your detailed discussion of risks facing the company and the offering.

Response: The Company respectfully acknowledges the Staff’s comment and provides the Staff with the following information. The Company is a Cayman Islands entity formed as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses. The Company has conducted no operations (other than searching for a target business) and generated no revenues to date. Until the Company completes its initial business combination, the Company will have no operations and will generate no operating revenues. While a Hong Kong address is listed as the principal executive offices of the Company and its sponsor, Generation Asia LLC (“Sponsor”), all members of the executive management team (other than one officer), including its chief financial officer and chief operating officer, and all directors, reside outside of the People’s Republic of China (“PRC” or “China”) and Hong Kong. The Company conducts no operations in China. The sole officer who resides in Hong Kong is the Chief Executive Officer of the Company and a manager of the Sponsor, Roy Kuan. Mr. Kuan is a Thai citizen by birth, speaks limited Mandarin and has almost no business ties to China. All other officers and directors of the Company reside in either the U.S., the United Kingdom or Japan. As a result, the Company does not believe that it meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No. 10 (“Disclosure Considerations for China-Based Issuers”) (November 23, 2020) which provides the Division of Corporation Finance’s views regarding certain disclosure considerations for companies based in or with the majority of their operations in China and, therefore, the Company does not believe the disclosure requirements related to such China-based issuers are applicable to it, including with respect to risks associated with being based in China as the Company is not based in China.

Notwithstanding the foregoing, in order to address the Commission’s concerns and after careful consideration, the Company’s board of directors has determined it is in the best interests of the Company and its shareholders to relocate the principal office of the Company from Hong Kong to a different jurisdiction. The Company is currently considering moving its offices to Japan, Singapore, Cayman Islands or any other jurisdiction suitable for the Company’s business that has no ties to PRC or Hong Kong. The Company’s board of directors has authorized and directed the Company’s Chief Executive Officer to relocate such offices prior to the submission of the next Quarterly Report on Form 10-Q of the Company for the fiscal quarter ending September 30, 2023 (the “Third Quarter Form 10-Q”) with the Commission. In addition, after careful consideration, the Company’s Sponsor has determined to relocate its offices from Hong Kong to the Cayman Islands and intends to finish such relocation prior to the submission of the Third Quarter Form 10-Q of the Company. Following the relocation of the Company’s office, the Company will have two offices, one in the Cayman Islands and one in that new jurisdiction selected by the Company’s Chief Executive Officer. Following the relocation of the Sponsor’s office, the Sponsor will have one office and will be headquartered in the Cayman Islands.

As a result, following the office relocations described above, the Company will not be based in Hong Kong, and as such, it will not meet the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No. 10 (“Disclosure Considerations for China-Based Issuers”) (November 23, 2020).

The Company intends to disclose the office relocations described above in the Third Quarter Form 10-Q.

Comment 2. We reissue comment 2. Please disclose the risks that being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we note the information provided in response to Comment 1 above and restate that because the Company and the Sponsor will relocate their offices from Hong Kong to a different jurisdiction (other than PRC or Hong Kong), none of the risks described above will apply to the Company or its Sponsor. Accordingly, the Company respectfully submits that this Comment 2 is not applicable to the Company.

Comment 3. We reissue comment 3 in part. Please revise to disclose in the introduction to your Business section that the location of the sponsor may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

Response: In response to the Staff’s comment, we note the information provided in response to Comment 1 and restate that following the relocation of the Sponsor’s offices from Hong Kong to the Cayman Islands, the Sponsor will have a single office and will be headquartered in the Cayman Islands. Therefore, the Company respectfully submits that the location of the Sponsor will not make the Company a less attractive partner to a non-China-based target company, and therefore will not limit the pool of acquisition candidates.

Comment 4. We reissue comment 4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we note the information provided in response to Comment 1 and restate that each of the Company and the Sponsor is a Cayman Islands entity which, following the relocation of their respective offices from Hong Kong, will have headquarters in a jurisdiction that has no ties to China or Hong Kong. Neither the Company, nor the Sponsor or any of the officers or directors of the Company has any presence in PRC, and following the relocations described in response to Comment 1, neither the Company, nor the Sponsor or any of the officers or directors of the Company will have any presence in Hong Kong. All of the Company’s officers and directors reside in countries other than China, and all of the Company’s officers and directors are either U.S. citizens or citizens of countries other than China and Hong Kong and have no significant ties to China. As such, the Company is not subject to the jurisdiction of the Chinese authorities, and the abovementioned regulations do not apply to the Company. Accordingly, the Company respectfully submits that this Comment 4 is not applicable to the Company.

Comment 5. We partially reissue comment 6. Please revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: In response to the Staff’s comment, we note the information provided in response to Comment 1 and restate that the Company and the Sponsor have each committed to relocate their respective offices from Hong Kong to a jurisdiction that has no ties to China or Hong Kong, and as such, the limitations on investors being able to effect service of process and enforce civil liabilities in China and risks associated therewith are not applicable to the Company.

Comment 6. We reissue comment 9. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: As explained in the response to Comment 1 above, following the relocation of the Hong Kong offices of the Company and the Sponsor described therein, the Company does not believe that the Company meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No. 10 (“Disclosure Considerations for China-Based Issuers”) (November 23, 2020), and therefore, the Company does not believe that the disclosure requirements related to such China-based issuers are applicable to the Company.

Comment 7. We reissue comment 10. Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the search for a target company, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: As explained in the response to Comment 1 above, following the relocation of the Hong Kong offices of the Company and the Sponsor described therein, the Company does not believe that the Company meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No. 10 (“Disclosure Considerations

for China-Based Issuers”) (November 23, 2020), and therefore, the Company does not believe that the disclosure requirements related to such China-based issuers are applicable to the Company.

Comment 8. We reissue comment 11. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: As explained in the response to Comment 1 above, following the relocation of the Hong Kong offices of the Company and the Sponsor described therein, the Company does not believe that the Company meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No. 10 (“Disclosure Considerations for China-Based Issuers”) (November 23, 2020), and therefore, the Company does not believe that the disclosure requirements related to such China-based issuers are applicable to the Company.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Jeffrey Selman (+1 415.615.6095) and Elena Nrtina (+1 415.836.2533) of DLA Piper LLP (US).

Very truly yours,

	By:	/s/ Roy Kuan
Roy Kuan
Chief Executive Officer

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